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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

FIRST MCMINNVILLE CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
NONE
(CUSIP Number)
Mr. Mark A. Pirtle
2006 North Main Street, P. O. Box 9
Shelbyville, Tennessee 37160
(931) 684-6800
with a copy to:
Daniel W. Small, Esq.
One Burton Hills Boulevard
Suite 330
Nashville, Tennessee 37215
(615) 252-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	NONE

1	NAMES OF REPORTING PERSONS: Mark A. Pirtle

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		55,609

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		--0--

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		55,609

WITH	10	SHARED DISPOSITIVE POWER:

--0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

55,609

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, no par value (“Common Stock”), of First McMinnville Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 200 East Main Street, McMinnville, Tennessee 37110.
Item 2. Identity and Background.
     (a)-(c) This statement is filed by Mark A. Pirtle (“Reporting Person”) with respect to the shares of Common Stock beneficially owned by him.
     The business address of the Reporting Person is 2006 North Main Street, P. O. Box 9, Shelbyville, Tennessee 37160.
     The principal employment of the Reporting Person is personal management in the automobile industry. The Reporting Person operates a corporation known as “Mark Pirtle Ford” at that location.
     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The source and amount of funds initially expended by the Reporting Person to acquire the Common Stock held was through personal funds. The purchase price for the purchase of 40,649 shares that triggered this filing was $75.00 per share. The Reporting Person has not incurred debt in order to fund any of the purchases of the Common Stock.
Item 4. Purpose of Transaction.
     The Reporting Person is a businessman and investor. The Reporting Person believes that the shares of the Issuer provide an upside potential which merits his investment. Presently, the Reporting Person has no plans or arrangements to influence the management or control of the Issuer but he could develop such plans in the future. The Reporting Person acquired all of the shares that he owns in open market transactions through a registered broker dealer and/or through privately negotiated transactions.
     The Reporting Person may, without limitation: (a) communicate and discuss his views with other shareholders, including discussions concerning the election of directors to the Board of Directors; (b) make proposals to the Issuer’s Board of Directors and management; and/or (c) seek membership on the Issuer’s Board of Directors.
     The Reporting Person may make further purchases of shares of Common Stock and he may dispose of any or all the shares of Common Stock that he holds, although he has no current intention to dispose of any of the Issuer’s shares. Except as noted in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Person owns 55,609 shares of the Common Stock (5.39% of the class). The percentages used in this Schedule 13D are calculated based upon 1,030,771 shares outstanding, which number of shares was communicated to the Reporting Person by the Issuer on today’s date.
     (b) The aggregate number of shares beneficially owned: 55,609 — Percentage: 5.39%.
          (1) Sole power to vote or to direct vote: 55,609.
          (2) Shared power to vote or to direct vote: -0-.
          (3) Sole power to dispose or to direct the disposition: 55,609.
          (4) Shared power to dispose or to direct disposition: -0-.
     (c) The shares of the Issuer were acquired by the Reporting Person in a series of open-market and/or privately negotiated transactions. The purchase of 40,649 shares of the Common Stock on March 2, 2006, resulted in the Reporting Person’s obligation to make this filing.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     None.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 2, 2006

/s/ Mark A. Pirtle
Mark A. Pirtle